

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations





SUPPL

Date	June 9, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated :

June 9, 2006 **98.97% Of VNU Share Capital Committed To Or Obtained By Valcon Per The End Of The Post-Acceptance Period On 9 June 2006**

With kind regards,
VNU bv



Marianne Damad


SEC MAIL PROCESSING
RECEIVED
JUL 2 3 2006
WASH. D.C.
192
SECTION





The Blackstone Group®
THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC



PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V. Please refer to the press releases of 16 January 2006, 7 February 2006, 8 March 2006, 3 April 2006, 7 April 2006, 4 May 2006, 21 May 2006, 31 May 2006 and 8 June 2006 and the offer memorandum dated 31 March 2006 (the "Offer Memorandum") for further information.

98.97% OF VNU SHARE CAPITAL COMMITTED TO OR OBTAINED BY VALCON PER THE END OF THE POST-ACCEPTANCE PERIOD ON 9 JUNE 2006

- **Shares will be de-listed from Euronext Amsterdam on 11 July 2006**
- **Squeeze-out procedure to start in due course**

Haarlem, The Netherlands, 9 June 2006 – VNU N.V. ("VNU") and Valcon Acquisition B.V. ("Valcon") hereby jointly announce that following the expiration of the post-acceptance period at 15:00 hours, Amsterdam time (09:00 hours, New York time) on 9 June 2006, 98.97% of the total issued and outstanding share capital of VNU has been tendered for acceptance or otherwise committed to or obtained by Valcon. This includes the following:

- 254,003,484 Ordinary Shares and 1,667,171 American depositary shares ("ADS"), each representing one Ordinary Share, have been tendered for acceptance or otherwise committed to or obtained by Valcon, collectively representing 98.93% of the outstanding and issued ordinary share capital of VNU;

- 149,704 Preferred Shares have been tendered under the Offer, representing 99.80% of the outstanding and issued 7% preferred share capital of VNU; and

- 100% of the preference B shares with a nominal value of EUR 0.20 each in the share capital of VNU have been sold to Valcon pursuant to share transfer agreements.

These percentages do not take into account Shares held by VNU and its subsidiaries.

During the post-acceptance period 54,963,574 Ordinary Shares and 48,583 American depositary shares ("ADS"), each representing one Ordinary Share, collectively representing 21.29% of the outstanding and issued ordinary share capital of VNU and 1,621 Preferred Shares, representing 1.08% of the outstanding and issued 7% preferred share capital of VNU were tendered for acceptance or otherwise committed to or obtained by Valcon.

Settlement
Payment for the Shares that were tendered and delivered during the post-acceptance period prior to 15:00 hours, Amsterdam time (09:00 hours, New York time) on 6 June 2006 has already occurred.

Payment for the Shares that were tendered and delivered during the post-acceptance period after 15:00 hours, Amsterdam time (09:00 hours, New York time) on 6 June 2006 will be made promptly, in accordance with the settlement procedures as described in the press release of 21 May 2006.

Delisting of Shares and squeeze-out procedure
The Ordinary Shares and Preferred Shares will be de-listed from Euronext Amsterdam on 11 July 2006 and therefore 10 July 2006 will be the last day that the Ordinary Shares and Preferred Shares can be traded on Euronext Amsterdam. It is envisaged that shortly after the de-listing of the Shares, VNU will be converted from a public limited company (*naamloze vennootschap*) into a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid)*.

Shareholders are reminded that Valcon, having obtained more than 95% of the total issued and outstanding share capital of VNU, intends to initiate the statutory squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares held by minority Shareholders.

Any capitalized terms used but not defined in this announcement shall have the same meaning as ascribed to them in the Offer Memorandum. This announcement is a public announcement as meant within section 9b paragraph 1 of the Bte 1995.

VNU contacts

Press	Will Thoretz	+ 1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium press contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4800 (New York)
M: Communications	Hugh Morrison	+44 20 7153 1534 (London)
Investor Voice	Anne Louise van Lynden van Sandenburg	+31 (0) 6 543 155 49 (The Netherlands)